UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ATHENEX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04685N103

(CUSIP Number)

Johnson Y.N. Lau

c/o Athenex, Inc.

1001 Main Street, Suite 600

Buffalo, New York 14203

Telephone: (716) 898-8625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04685N103

1.	Names of reporting persons Johnson Y.N. Lau
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or place of organization United States

Number of Shares Beneficially Owned By Each Reporting Person with:	7.	Sole voting power 7,372,383(1)
	8.	Shared voting power 1,005,890(2)
	9.	Sole dispositive power 7,372,383(1)
	10.	Shared dispositive power 1,005,890(2)

11.	Aggregate amount beneficially owned by each reporting person 8,378,273(1)(2)
12.	Check box if the aggregate amount in Row (11) excludes certain shares Not Applicable
13.	Percent of class represented by amount in Row (11) 4.8%(3)
14.	Type of reporting person IN

1	Includes 3,342,546 shares of common stock, par value $0.001 per share of Athenex, Inc. (the “Common Stock”) underlying options held by Johnson Y.N. Lau that vest within 60 days of December 31, 2022.
2

Consists of (a) 164,925 shares of Common Stock held by Dr. Lau’s spouse, (b) 678,880 shares of Common Stock held by Avalon Biomedical (Management) Limited (“Avalon”), (c) 107,181 shares of Common Stock held by Avalon Polytom (HK) Limited (“Avalon Polytom”), (d) 54,904 shares of Common Stock underlying presently exercisable options held by Avalon.

3	Based on 172,421,479 shares of Common Stock outstanding as of December 31, 2022.

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D filed by Johnson Y.N. Lau on April 27, 2018 and amended on October 9, 2020 with respect to shares of Common Stock of Athenex, Inc. (or the “Company”) as specifically set forth herein. The Company’s principal executive offices are located at 1001 Main Street, Suite 600, Buffalo, New York 14203.

Item 2.	Identity and Background.

(a) This Amendment is being filed on behalf of Johnson Y.N. Lau, Chief Executive Officer and Chairman of the Board of Directors of the Company (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Athenex, Inc., 1001 Main Street, Suite 600, Buffalo, New York 14203.

(c) The principal business of the Reporting Person is acting as Chief Executive Officer and Chairman of the Board of the Company.

(d) – (e) During the last five years, the Reporting Person has not: (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 4, 2022, November 18, 2022, December 2, 2022, December 16, 2022, and December 30, 2022, the Reporting Person purchased 58,402, 58,762, 57,287, 96,284, and 77,288 shares of Common Stock, respectively, under a Salary Deduction and Stock Purchase Agreement with the Company (the “Agreement”) as previously reported by the Reporting Person pursuant to Section 16 of the Act. Under the Agreement, on each payroll date, the Reporting Person authorizes the Company to deduct a certain amount of his after-tax base salary to purchase shares of Common Stock from the Company at the Nasdaq Official Closing Price per share on that date.

Item 4.	Purpose of Transaction.

Under the Agreement described in Item 3, the Reporting Person has purchased shares of Common Stock on each payroll date and will continue to do so until notice is given to the Company’s board of directors or until the termination of the Agreement. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or portions of his shares of Common Stock, if such sales and purchases would be consistent with the Reporting Person’s investment objectives.

The Reporting Person is the Chief Executive Officer and Chairman of the Company. In such capacity, the Reporting Person may, from time to time, discuss or make plans or proposals to the Company’s management or other members of the Company’s board of directors with respect to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as described in this Item 4, the Reporting Person does not have any present plans which relate to or would result in matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) See rows (11) and (13) of the cover page to this Amendment for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person.

(b) See rows (7) through (10) of the cover page to this Amendment for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Except as set forth above in Item 3, the Reporting Person has not effected any transactions in Common Stock during the past 60 days.

(d) The Reporting Person owns all of the outstanding interests in Creative Decade Global Limited, which owns 34.63% of the outstanding interests in Avalon Global Holdings Limited (“Avalon Global”). The Reporting Person serves on the board of directors of Avalon Global and has shared voting and dispositive power with respect to the shares of Common Stock held by Avalon, an indirect wholly-owned subsidiary of Avalon Global. Avalon Polytom is a majority-owned affiliate of Avalon Global. Accordingly, certain other individuals who indirectly have a controlling interest in Avalon Global have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Avalon and Avalon Polytom.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock as of December 31, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Form of Salary Deduction and Stock Purchase Agreement is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

/s/ Johnson Y.N. Lau
Johnson Y.N. Lau